Exhibit 99.1
IMPERIAL PETROLEUM INC
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
The following is a discussion of our financial condition and results of operations for the six-month
period ended June 30, 2023. Unless otherwise specified herein, references to the “Company” or “we” shall include Imperial Petroleum Inc. and its subsidiaries. You should read the following discussion and analysis together with the unaudited interim condensed consolidated financial statements and related notes included elsewhere in this report. For additional information relating to our management’s discussion and analysis of financial condition and results of operations, please see our annual report on Form
20-F
for the year ended December 31, 2022 filed with the U.S. Securities and Exchange Commission on April 3, 2023 (the “Annual Report”). All share amounts reflect the 1-for-15 reverse split
of our common stock effected by the Company on April 28, 2023.
Overview
Imperial Petroleum Inc. is a ship-owning company providing petroleum products, crude oil and drybulk seaborne transportation services. As of June 30, 2023, the Company owned a total of ten vessels: five M.R. Product tankers, two Suezmax tankers, two Handysize dry bulk carriers and one Aframax oil tanker which was subsequently sold, with a total capacity of 743,804 deadweight tons (dwt). In September 2023, the Company agreed to acquire two additional tankers, one Aframax and one MR Product tanker, which will be delivered up until the end of January 2024 and will be financed by cash on hand. Following these deliveries, the Company will own a fleet of eleven vessels with an aggregate capacity of 791,716 dwt.
Our Fleet
The following summarizes the current employment of our fleet:

Name	Year Built	Country Built	Vessel Size (dwt)	Vessel Type	Employment Status	Daily Charter Rate	Expiration of Charter(1)
TANKER FLEET
Magic Wand	2008	Korea	47,000	MR product tanker	Spot
Clean Thrasher	2008	Korea	47,000	MR product tanker	Spot
Clean Sanctuary (ex. Falcon Maryam)	2009	Korea	46,000	MR product tanker	Spot
Clean Nirvana	2008	Korea	50,000	MR product tanker	Spot
Clean Justice	2011	Japan	47,000	MR product tanker	Spot
Suez Enchanted	2007	Korea	160,000	Suezmax tanker	Spot
Suez Protopia	2008	Korea	160,000	Suezmax tanker	Spot
DRYBULK FLEET
Glorieuse	2012	Japan	38,000	Handysize drybulk carrier	Time Charter	$13,200	October 2023
Eco Wildfire	2013	Japan	33,000	Handysize drybulk carrier	Time Charter	$8,500	October 2023
Fleet Total			628,000 dwt

(1)	Earliest date charters could expire.

As of September 1, 2023, we had both of our Handysize drybulk carriers under time charter employment expiring in October 2023. All of our tanker vessels were operating in the spot market, as market conditions and rates were favorable for spot employment.
Fleet Developments
On June 21, 2023,
we completed the spin-off of our
previously wholly-owned subsidiary, C3is Inc., the holding company for two drybulk carriers, the
 Eco Angelbay
 and the
 Eco Bushfire
, each with an aggregate capacity of 64,000 dwt. Imperial Petroleum stockholders and warrantholders received one C3is common share for every eight shares of Imperial Petroleum’s common stock owned, or in the case of holders of Imperial Petroleum’s outstanding Warrants that they have the right to purchase pursuant to Warrants owned, at the close of business on June 13, 2023. We retain an interest in C3is Inc. through our ownership of Series A Convertible Preferred Stock of C3is Inc., which has an aggregate liquidation preference of $15 million, a conversion price of $1.05 currently, and a dividend rate of 5.0% per annum.
In July 2023, we sold the
M/T Stealth Berana
, an Aframax oil tanker, built at Samsung shipyard, South Korea in 2010, with a cargo carrying capacity of 115,804 dwt, to C3is Inc., an affiliated company, for $43 million.
In September 2023, we entered into an agreement with entities affiliated with the family of our Chief Executive Officer to acquire two tanker vessels, the Aframax tanker
Stealth Haralambos
, built in 2009 and the product tanker
Aquadisiac
built in 2008, with an aggregate capacity of approximately 163,716 dwt. The aggregate purchase price for these acquisitions is $71 million. Both vessels will be delivered on a charter-free basis by the end of January 2024.

Selected Financial Data
(in US Dollars except for Fleet Data)

	For the six-month periods ended June 30,
Statement of Comprehensive Income Data	2022	2023
Revenues	16,464,649	124,465,322
Voyage expenses	(4,721,312)	(34,600,245)
Voyage expenses - related party	(203,462)	(1,546,799)
Vessels’ operating expenses	(5,034,767)	(13,761,185)
Vessels’ operating expenses – related party	(37,500)	(154,333)
Drydocking costs	—	(1,318,310)
Management fees-related party	(341,625)	(871,640)
General and administrative expenses	(527,985)	(2,466,405)
Depreciation	(4,902,831)	(8,690,061)
Impairment loss	—	(8,996,023)
Income from operations	695,167	52,060,321
Interest and finance costs	(452,915)	(1,810,769)
Interest Income	44,140	2,131,146
Dividend income from related party	—	20,833
Foreign exchange gain	17,709	149,056
Net income	304,101	52,550,587
Balance Sheet Data

	As of December 31, 2022	As of June 30, 2023
Cash and cash equivalents	50,901,092	36,713,632
Time deposits	68,000,000	61,912,900
Current assets	133,872,063	117,182,572
Vessels, net	226,351,081	216,771,929
Total assets	365,823,144	346,642,683
Current liabilities	24,380,703	11,463,169
Total liabilities	84,168,626	11,463,169
Mezzanine equity	—	10,000,000
Capital stock	129,724	170,874
Total stockholders’ equity	281,654,518	325,179,514

Selected Financial Data (continued)

	For the six-month periods ended June 30,
Other Financial Data	2022	2023
Net cash provided by operating activities	1,270,841	63,816,346

Net cash used in investing activities	(79,022,533)	(20,197,305)

Net cash provided by/(used in) financing activities	153,532,079	(64,412,328)

	For the six-month periods ended June 30,
Fleet Data	2022	2023
Average number of vessels(1)	5.0	10.9
Total calendar days for fleet(2)	906	1,981
Total voyage days for fleet(3)	903	1,947
Total charter days for fleet(4)	683	718
Total spot market days for fleet(5)	220	1,229
Fleet utilization(6)	99.7%	98.3%
Fleet operational utilization(7)	89.1%	79.8%

1)
Average number of vessels is the number of owned vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

2)
Total calendar days for fleet are the total days the vessels we operated were in our possession for the relevant period including off-hire
days associated with major repairs, drydockings or special or intermediate surveys.

3)
Total voyage days for fleet reflect the total days the vessels we operated were in our possession for the relevant period net of off-hire
days associated with major repairs, drydockings or special or intermediate surveys.

4)	Total charter days for fleet are the number of voyage days the vessels operated on time or bareboat charters for the relevant period.
5)	Total spot market charter days for fleet are the number of voyage days the vessels operated on spot market charters for the relevant period.
6)
Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

7)
Fleet operational utilization is the percentage of time that our vessels generated revenue, and is determined by dividing voyage days excluding commercially idle days by fleet calendar days for the relevant period.

Result of Operations
Six-month
period ended June 30, 2023 compared to the
six-month
period ended June 30, 2022
REVENUES
- Total revenues for the six months ended June 30, 2023 amounted to $124.5 million, an increase of $108.0 million, or 654.5%, compared to revenues of $16.5 million for the six months ended June 30, 2022, primarily due to the increase in the average number of our vessels and improved market conditions resulting in higher rates particularly in the spot tanker market.
VOYAGE EXPENSES-
Total voyage expenses for the six months ended June 30, 2023 were $36.1 million compared to $4.9 million for the six months ended June 30, 2022. The $31.2 million increase in voyage expenses is mainly due to the increase in the spot days of our fleet by 1,009 days (458.6%).
VESSELS’ OPERATING EXPENSES-
Total vessels’ operating expenses for the six months ended June 30, 2023 were $13.9 million compared to $5.1 million for the six months ended June 30, 2022. The $8.8 million increase in vessels’ operating expenses was primarily due to the increase in the average number of our vessels in our fleet by approximately six vessels.
DRYDOCKING COSTS
- Total drydocking costs for the six months ended June 30, 2023 and 2022 were $1.3 million and nil, respectively. This increase is due to the fact that during the six months ended June 30, 2023 two of our Handysize drybulk carriers underwent drydocking.
MANAGEMENT FEES – RELATED PARTY -
Management fees were $0.9 million for the six months ended June 30, 2023 compared to $0.3 million for the six months ended June 30, 2022. The increase in management fees in the six months ended June 30, 2023 is attributed to the increase of our fleet by approximately six vessels.
GENERAL AND ADMINISTRATIVE EXPENSES
— General and administrative expenses for the six months ended June 30, 2023 and 2022 were $2.5 million and $0.5 million, respectively. This rise of $2.0 million is mainly attributed to $1.1 million of stock-based compensation expense along with a rise in reporting costs related to our spin-off
project.
DEPRECIATION
— Depreciation for the six months ended June 30, 2023, was $8.7 million, a $3.8 million increase from $4.9 million for the same period of last year, due to the increase in the average number of our vessels.
INTEREST AND FINANCE COSTS
— for the six months ended June 30, 2023 and 2022 were $1.8 million and $0.5 million, respectively. The $1.8 million of costs for the six months ended June 30, 2023 relates mainly to $1.3 million of interest charges incurred up to the full repayment of all outstanding loans concluded in April 2023 along with the full amortization of $0.5 million of loan related charges following the repayment of the Company’s outstanding debt. Interest and finance costs increased by $1.3 million during the six months ended June 30, 2023 compared to the six months ended June 30, 2022 mainly due to the increase in the average loan outstanding balance during the current period compared to the prior period. No debt was outstanding at June 30, 2023.
INTEREST INCOME
- for the six months ended June 30, 2023 and 2022 was $2.1 million and $0.04 million, respectively. The increase is attributed to our time deposits during the period at favourable time deposit rates.
IMPAIRMENT LOSS
- for the six months period ended June 30, 2023 stood at $9.0 million, and related to the spin-off
of two of our four drybulk carriers to C3is Inc. The decline of drybulk vessels’ fair values compared to one year ago when these vessels were acquired resulted in the incurrence of impairment loss.
NET INCOME
— As a result of the above, net income for the six months ended June 30, 2023 amounted to $52.6 million, compared to a net income of $0.3 million for the six months ended June 30, 2022.

Cash Flows
Net cash provided by operating activities
— was $63.8 million for the six months ended June 30, 2023, compared to $1.3 million for the six months ended June 30, 2022. The increase in net cash provided by operating activities was mainly attributed to the increase in cash flows relating to the increased revenues partly offset by the increased cash outflows relating to our expenses as a result of the increase in average number of our vessels by approximately six vessels.
Net cash used in investing activities
— was $20.2 million for the six months ended June 30, 2023. This amount mainly represents the aggregate consideration paid for the acquisition of two Handysize dry vessels offset by the net change of funds under time deposits. Net cash used in investing activities for the six months ended June 30, 2022 amounting to $79.0 million related to the acquisition of four tanker vessels.
Net cash provided by/(used in) financing activities
— was an outflow of $64.4 million for the six months ended June 30, 2023, consisting mainly of $70.4 million utilized for loan repayments, $5.0 million of cash retained by C3is Inc. at its spin-off
and $0.9 million paid for dividends on our Series A preferred shares partially offset by the $11.9 million of net proceeds from equity offerings. Net cash provided by financing activities for the six months ended June 30, 2022 amounted to $153.5 million and related mostly to $167.6 million raised from equity offerings partially offset by the $10.8 million of stock issuance costs and by the $2.4 million relating to loan repayments.
Liquidity and Capital Resources
As of June 30, 2023, we had cash and cash equivalents of $36.7 million and $61.9 million under time deposits. In August 2023, we completed an offering of 5,400,000 shares of common stock, 3,099,999 pre-funded
warrants with an exercise price of $0.01 per share, of which 2,122,471 have subsequently been exercised, and 8,499,999 Class E Warrants with an exercise price of $2.00 per share, resulting in gross proceeds, before placement agent fees and transaction expenses, to us of approximately $17.0 million.
Our principal sources of funds for our liquidity needs have been equity offerings and cash flows from operations, which we expect to continue to be significant components of the financing for further fleet growth. Potential additional sources of funds include bank borrowings. Our principal use of funds has been to acquire our vessels, maintain the quality of our vessels, and fund working capital requirements. In July 2023, we sold our Aframax tanker to C3is Inc. for cash consideration of $43 million, of which $4.3 million was received by us upon delivery of the vessel on July 14, 2023 and the balance is payable to us by July 14, 2024.
Our liquidity needs, as of June 30, 2023, primarily relate to funding expenses for operating our vessels, any vessel acquisition and vessel improvements that may be required and general and administrative expenses. In August 2023, we entered into agreements to acquire two tankers for an aggregate purchase price of $71 million, which are scheduled to be delivered on a charter-free basis by the end of January 2024.
As of June 30, 2023, we had no outstanding debt, as within the first and second quarter of 2023 we repaid all our then outstanding loans amounting to $69.1 million.
We believe that our working capital along with our cash flows generated from operations are sufficient for our present short-term liquidity requirements. We believe that, unless there is a major and sustained downturn in market conditions applicable to our specific shipping industry segment, our internally generated cash flows will be sufficient to fund our operations, including working capital requirements, for at least 12 months taking into account any possible capital commitments and debt service requirements that may arise in the future.

In September 2023, the Company’s Board of Directors approved a share repurchase program and authorized the officers of the Company to repurchase, from time to time, up to $10,000,000 of the Company’s common stock.
Critical Accounting Estimates
A discussion of our critical accounting estimates can be found in our Annual Report.
Forward-Looking Statements
Matters discussed in this report may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, the conflict in Ukraine and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the impact of any lingering impact of the COVID-19 pandemic and
efforts throughout the world to contain its spread, the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, supply and demand for oil and oil products, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, shipyard performance, changes in our operating expenses, including bunker prices, drydocking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, the ability to consummate the acquisition of our two contracted vessels and operate them profitably, performance of counterparty to our vessel sale agreement, , potential liability from pending or future litigation or actions taken by regulatory authorities, domestic and international political conditions, the conflict in Ukraine and related sanctions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Risks and uncertainties are further described in the Annual Report and other reports we file with the U.S. Securities and Exchange Commission.

IMPERIAL PETROLEUM INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Index to unaudited interim condensed consolidated financial statements

Pages
Unaudited condensed consolidated balance sheets as of December 31, 2022 and June 30, 2023	F-2
Unaudited condensed consolidated statements of comprehensive income for the six month periods ended June 30, 2022 and June 30, 2023	F-4
Unaudited condensed consolidated statements of stockholders’ equity and mezzanine equity for the six month periods ended June 30, 2023 and June 30, 2023	F-5
Unaudited condensed consolidated statements of cash flows for the six month periods ended June 30, 2022 and June 30, 2023	F-6
Notes to the unaudited interim condensed consolidated financial statements	F-7

Imperial Petroleum Inc.
Unaudited condensed consolidated balance sheets
As of December 31, 2022 and June 30, 2023 (unaudited)
(Expressed in United States dollars, Except for Share Data)

	As of December 31, 2022	As of June 30, 2023
Assets
Current assets
Cash and cash equivalents	50,901,092	36,713,632
Time deposits	68,000,000	61,912,900
Restricted cash	1,005,827	—
Receivable from related party (Note 3)	146,708	—
Trade and other receivables	7,898,103	10,381,724
Other current assets (Note 11)	240,002	376,132
Inventories	5,507,423	7,444,975
Advances and prepayments	172,908	353,209

Total current assets	133,872,063	117,182,572

Non current assets
Vessels, net (Note 4)	226,351,081	216,771,929
Restricted cash	5,600,000	—
Operating lease right-of-use asset	—	31,349
Investment in related party (Note 3)	—	12,656,833

Total non current assets	231,951,081	229,460,111

Total assets	365,823,144	346,642,683

Liabilities, Mezzanine Equity and Stockholders’ Equity
Current liabilities
Trade accounts payable	8,115,462	8,121,803
Payable to related parties (Notes 3)	3,016,438	491,456
Accrued liabilities	1,982,306	2,645,608
Deferred income	1, 089,959	172,953
Operating lease liabilities	—	31,349
Current portion of long-term debt (Note 5)	10,176,538	—

Total current liabilities	24,380,703	11,463,169

Non current liabilities

Long-term debt (Note 5)	59,787,923	—

Total non current liabilities	59,787,923	—

Total liabilities	84,168,626	11,463,169

Commitments and contingencies (Note 12)
Mezzanine equity
Preferred stock, Series C, $0.01 par value, zero and 13,875 preferred shares authorized, zero and 13,875 preferred shares issued and outstanding at December 31, 2022 and June 30, 2022, respectively	—	139
Preferred stock paid-in capital in excess of par value (Note 8)	—	9,999,861

Total Mezzanine equity	—	10,000,000

Stockholders’ equity
Capital stock, 2,000,000,000 shares authorized at December 31, 2022 and June 30, 2023, 12,972,358 shares issued and outstanding at December 31, 2022 and 17,087,362 shares issued and outstanding at June 30, 2023 (Note 7)	129,724	170,874
Preferred stock, 200,000,000 shares authorized (Note 7)
Preferred stock, Series A, $0.01 par value, 800,000 preferred shares authorized, 795,878 and 795,878 preferred shares, issued and outstanding at December 31, 2022 and June 30, 2023, respectively (Note 7)	7,959	7,959
Preferred stock, Series B, $0.01 par value, 16,000 preferred shares authorized, 16,000 and 16,000 preferred shares, issued and outstanding at December 31, 2022 and June 30, 2023, respectively (Note 7)	160	160
Additional paid-in capital	252,912,550	244,901,303
Retained earnings	28,604,125	80,099,218

Total stockholders’ equity	281,654,518	325,179,514

Total liabilities, mezzanine equity and stockholders’ equity	365,823,144	346,642,683

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Imperial Petroleum Inc.
Unaudited condensed consolidated statements of comprehensive income
(Expressed in United States dollars)

	For the six-month periods ended June 30,
	2022	2023
Revenues
Revenues (Note 11)	16,464,649	124,465,322

Total revenues	16,464,649	124,465,322

Expenses
Voyage expenses	4,721,312	34,600,245
Voyage expenses – related party (Note 3)	203,462	1,546,799
Vessels’ operating expenses	5,034,767	13,761,185
Vessels’ operating expenses – related party (Note 3)	37,500	154,333
Drydocking costs	—	1,318,310
Management fees – related party (Note 3)	341,625	871,640
General and administrative expenses (including $105,200 and $230,642 to related party) (Note 3)	527,985	2,466,405
Depreciation (Note 4)	4,902,831	8,690,061
Impairment loss (Note 1)	—	8,996,023

Total expenses	15,769,482	72,405,001

Income from operations	695,167	52,060,321

Other (expenses) / income
Interest and finance costs	(452,915)	(1,810,769)
Interest income	44,140	2,131,146
Dividend income from related party (Note 3)	—	20,833
Foreign exchange gain	17,709	149,056

Other (expenses)/ income, net	(391,066)	490,266

Net income	304,101	52,550,587

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Imperial Petroleum Inc.
Unaudited condensed consolidated statements of stockholders’ equity and mezzanine equity
(Expressed in United States dollars, Except of Number of Shares)

	Capital stock			Preferred stock				Mezzanine Equity
	Number of Shares	Amount	Number of Shares	Amount	Additional paid-in capital	(Accumulate d deficit)/ Retained Earnings	Total stockholder’s Equity	Number of Shares	Mezzanine equity
Balance, December 31, 2021	318,351	3,184	795,878	7,959	97,206,257	(471,557)	96,745,843
Issuance of common stock (including the exercise of warrants) net of issuance costs	12,365,251	123,653	—	—	156,680,918	—	156,804,571	—	—
Net income	—	—	—	—	—	304,101	304,101
Deemed dividend on warrant inducement	—	—	—	—	—	(2,943,675)	(2,943,675)	—	—
Incremental fair value of the Class D warrants	—	—	—	—	—	2,943,675	2,943,675	—	—
Dividends declared on Series A preferred shares	—	—	—	—	(870,492)	—	(870,492)	—	—
Balance, June 30, 2022	12,683,602	126,837	795,878	7,959	253,016,683	(167,456)	252,984,023	—	—

	Capital stock			Preferred stock				Mezzanine Equity
	Number of Shares	Amount	Number of Shares	Amount	Additional paid-in capital	(Accumulate d deficit)/ Retained Earnings	Total stockholder’s Equity	Number of Shares	Mezzanine equity
Balance, December 31, 2022	12,972,358	129,724	811,878	8,119	252,912,550	28,604,125	281,654,518
Issuance of common stock (including the exercise of warrants) net of issuance costs	3,287,062	32,871	—	—	11,863,795	—	11,896,666
Issuance of restricted shares and stock based compensation	827,942	8,279	—	—	1,082,910	—	1,091,189
Issuance of Series C preferred shares	—	—	—	—	—	—	—	13,875	10,000,000
Dividends declared on Series A preferred shares	—	—	—	—	—	(870,494)	(870,494)
Dividends declared on Series C preferred shares	—	—	—	—	—	(185,000)	(185,000)
Net income	—	—	—	—	—	52,550,587	52,550,587
Distribution of net assets of C3is Inc. to stockholders and warrant holders	—	—	—	—	(20,957,952)	—	(20,957,952)
Balance, June 30, 2023	17,087,362	170,874	811,878	8,119	244,901,303	80,099,218	325,179,514	13,875	10,000,000
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Imperial Petroleum Inc.
Unaudited consolidated statements of cash flows
(Expressed in United States dollars)

	For the six-month periods ended June 30,
	2022	2023
Cash flows from operating activities:
Net income	304,101	52,550,587
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	4,902,831	8,690,061
Amortization of deferred finance charges	29,470	474,039
Amortization of operating lease right-of-use asset	—	31,349
Share based compensation	—	1,091,189
Impairment loss	—	8,996,023
Dividend income from related party	—	(20,833)
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	(2,172,381)	(3,360,823)
Other current assets	(581,331)	(136,130)
Inventories	(4,676,485)	(2,062,365)
Changes in operating lease liabilities	—	(31,349)
Advances and prepayments	(393,340)	(373,262)
Increase/(decrease) in
Trade accounts payable	4,288,624	500,001
Balances with related parties	(745,505)	(2,752,024)
Accrued liabilities	606,679	1,020,949
Deferred income	(291,822)	(801,066)

Net cash provided by operating activities	1,270,841	63,816,346

Cash flows from investing activities:
Acquisition and improvement of vessels	(79,022,533)	(26,284,405)
Placement of time deposits	—	(61,912,900)
Maturity of bank time deposits	—	68,000,000

Net cash used in investing activities	(79,022,533)	(20,197,305)

Cash flows from financing activities:
Proceeds from equity offerings	167,572,515	12,095,253
Stock issuance costs	(10,767,944)	(198,587)
Dividends paid on preferred shares	(870,492)	(870,494)
Loan repayments	(2,402,000)	(70,438,500)
Cash retained by C3is Inc. at spin-off	—	(5,000,000)

Net cash provided by/ (used in) financing activities	153,532,079	(64,412,328)

Net increase/(decrease) in cash, cash equivalents and restricted cash	75,780,387	(20,793,287)
Cash, cash equivalents and restricted cash at the beginning of the year	6,341,059	57,506,919

Cash, cash equivalents and restricted cash at the end of the period	82,121,446	36,713,632

Supplemental cash flow information:

Interest paid	305,349	1,735,054

Non cash investing activity – Vessel improvements included in liabilities	51,580	322,527

Non cash financing activity – Dividend on Preferred Series C included in Balances with related parties	—	185,000

Non-cash investing and financing activity – Distribution of net assets of C3is Inc. to shareholders and warrantholders	—	20,957,952
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	79,135,753	36,713,632
Restricted cash – Current assets	485,693	—
Restricted cash – Non current assets	2,500,000	—

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	82,121,446	36,713,632

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Imperial Petroleum Inc.
Notes to the unaudited interim condensed consolidated financial statements
(Expressed in United States dollars)

1. General Information and Basis of Presentation
Imperial Petroleum Inc. (“Imperial”) was formed by StealthGas Inc (the “former Parent Company”) on May 14, 2021 under the laws of the Republic of the Marshall Islands. Initial share capital of Imperial consisted of 500 common shares. StealthGas Inc. separated its crude and product tankers by transferring to Imperial its interest in Clean Power Inc., MR Roi Inc., King of Hearts Inc. and Tankpunk Inc. (the “Subsidiaries”), each owning one tanker. The transfer was completed on November 10, 2021 in exchange for 4,774,772 newly issued common shares and 795,878 Series A 8.75% Preferred Shares (the “Series A Preferred Shares”) in Imperial. On December 3, 2021, StealthGas Inc. distributed the 4,775,272 common shares and 795,878 8.75% Series A Preferred Shares (with a liquidation preference of $25.00 per share) in Imperial to holders of StealthGas Inc.’s common stock on a pro rata basis
(the “Spin-Off”).
The accompanying unaudited interim consolidated financial statements include the accounts of Imperial and its wholly owned subsidiaries (collectively, the “Company”).
On June 21, 2023, the Company completed the
spin-off
transaction (the
“Spin-off”)
of its two Handysize drybulk carriers, “Eco Bushfire” and “Eco Angelbay” to its wholly-owned subsidiary C3is Inc. (“C3is”), which was formed by the Company in July 2022. Immediately prior to the
Spin-off,
Imperial received all issued and outstanding common shares and all 600,000 5.00% Series A Perpetual Convertible Preferred shares of C3is (Note 3) in exchange for the contribution of the entities owning the aforementioned vessels together with $5,000,000 in cash as working capital. Imperial, as the sole shareholder of C3is, distributed the C3is’s common shares to Company’s stockholders and warrant holders in accordance with the terms of the Company’s outstanding warrants on a pro rata basis on June 21, 2023. Common shares of C3is commenced trading on June 21, 2023 on the Nasdaq Capital Market under the ticker symbol “CISS”. C3is is a provider of international drybulk seaborne transportation services owning and operating the two Handysize drybulk carriers previously owned and operated by Imperial and is now a separate publicly traded company. Imperial Inc. continues to operate in the tanker and dry bulk shipping market and remains a publicly traded company.
The assets and liabilities of C3is on June 21, 2023, were as follows:

June 21, 2023
Cash and cash equivalents	5,000,000
Trade and other receivables	877,202
Inventories	124,813
Advances and prepayments	192,961
Due from related party	188,750
Vessels, net (after impairment of $8,996,023)	28,500,000
Trade accounts payable	816,187
Accrued and other liabilities	357,647
Deferred income	115,940
Net assets of C3is distributed to stockholders and warrantholders	33,593,952
Less investment in preferred shares of C3is issued as part of spin-off	(12,636,000)
Distribution of net assets of C3is to stockholders and warrantholders	20,957,952
The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These unaudited interim consolidated financial statements have been prepared on the same basis and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2022 included in the Company’s Annual Report on Form
20-F
filed with the Securities and Exchange Commission on April 3, 2023 (the “2022 Consolidated Financial Statements”) and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. The reporting and functional currency of the Company is the United States Dollar. Operating results for the six months ended June 30, 2023 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2023.
The consolidated balance sheet as of December 31, 2022 has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.
At June 30, 2023, the Company’s fleet was comprised of 8 tankers consisting of 5 medium range (M.R.) type product tankers, 2 Suezmax and 1 Aframax crude oil tanker as well as 2 Handysize drybulk carriers providing worldwide marine transportation services under long, medium or short-term charters.
The Company’s vessels are managed by Stealth Maritime Corporation S.A. (the “Manager”), a company controlled by members of the family of the Company’s Chief Executive Officer. The Manager, a related party, was incorporated in Liberia and registered in Greece on May 17, 1999 under the provisions of law 89/1967, 378/1968 and article 25 of law 27/75 as amended by article 4 of law 2234/94. (See Note 3).

As of June 30, 2023, the 12 subsidiaries included in the Company’s unaudited interim consolidated financial statements were:

Company	Date of Incorporation	Name of Vessel Owned by Subsidiary	Dead Weight Tonnage (“dwt”)	Acquisition Date
Clean Power Inc.	5/2/2007	Magic Wand	47,000	9/1/2008
MR Roi Inc.	5/2/2007	Clean Thrasher	47,000	27/2/2008
King of Hearts Inc.	17/3/2008	Clean Sanctuary	46,000	14/7/2009
Tankpunk Inc.	6/1/2008	Stealth Berana	115,804	26/7/2010
Nirvana Product Trading Inc	25/2/2022	Clean Nirvana	50,000	28/3/2022
Volume Jet Trading Inc.	25/2/2022	Clean Justice	47,000	31/5/2022
Intercontinental Crude and Product Enterprises Inc.	18/5/2022	Suez Enchanted	160,000	3/6/2022
Petroleum Trading and Shipping Inc.	21/4/2022	Suez Protopia	160,000	3/6/2022
Haven Exotic Trading Inc.	31/1/2023	Eco Wildfire	33,000	28/2/2023
Blue Oddysey International Inc.	31/1/2023	Glorieuse	38,000	27/2/2023
Drybulk International Trading and Shipping Inc.*	04/7/2022	Eco Bushfire	32,000	21/9/2022
Raw Commodities & Exports Inc.*	04/7/2022	Eco Angelbay	32,000	19/10/2022

*	Consolidated by the Company up to June 21, 2023, the date the Spin-Off of C3is Inc. was completed.
On April 28, 2023, the Company effected a
1-for-15
reverse stock split of its common stock. All numbers of common share
and
(loss)/
earnings
per share amounts, as well as warrant shares eligible for purchase under the Company’s warrants, exercise price of said warrants and conversion price of the Company’s Series C Preferred Shares, in these interim condensed consolidated financial statements have been retroactively adjusted to reflect this
1-for-15
reverse stock split.

2.	Significant Accounting Policies
A discussion of the Company’s significant accounting policies can be found in the 2022 Consolidated Financial Statements. During the
six-month
period ended June 30, 2023, the Company adopted the following accounting policies:
New significant accounting policies adopted during the six months ended June 30, 2023
Investment in related party (Financial Instruments, Recognition and Measurement):
The Company has elected to measure equity securities without a readily determinable fair value, that do not qualify for the practical expedient in ASC 820 Fair Value Measurement to estimate fair value using the NAV per share (or its equivalent), at its cost minus impairment, if any. At each reporting period, the Company also evaluates indicators such as the investee’s performance and its ability to continue as going concern and market conditions, to determine whether an investment is impaired in which case, the Company will estimate the fair value of the investment to determine the amount of the impairment loss.
3. Transactions with Related Parties
The Manager provides the vessels with a wide range of shipping services such as chartering, technical support and maintenance, insurance, consulting, financial and accounting services, for a fixed daily fee of $440 per vessel operating under a voyage or time charter or $125 per vessel operating under a bareboat charter (the “Management fees”) and a brokerage commission of 1.25% on freight, hire and demurrage per vessel (the “Brokerage commissions”), as per the management agreement between the Manager and the Company. In addition, the Manager arranges for supervision onboard the vessels, when required, by superintendent engineers and when such visits exceed a period of five days in a twelve month period, an amount of $500 is charged for each additional day (the “Superintendent fees”).
The Manager also provides crew management services to the vessels Magic Wand, Clean Thrasher, Clean Sanctuary, Clean Justice, Suez Protopia, Suez Enchanted, Eco Wildfire, Glorieuse, Clean Nirvana since February 2023, Stealth Berana since April 2023
, Eco Bushfire since September 2022 and up to the Spin-off and Eco Angelbay since October 2022 and up to the Spin-off
. These services have been subcontracted by the Manager to an affiliated ship-management company, Hellenic Manning Overseas Inc. (ex. Navis Maritime Services Inc.). The Company pays to the Manager a fixed monthly fee of $2,500 per vessel for crew management services (the “Crew management fees”).
The Manager also acts as a sales and purchase broker for the Company in exchange for a commission fee equal to 1% of the gross sale or purchase price of vessels or companies. The commission fees relating to vessels purchased (“Commissions – vessels purchased”) are capitalized to the cost of the vessels as incurred.
In addition to management services, the Company reimburses the Manager for the compensation of its executive officers (the “Executive compensation”). Furthermore, the Company rents office space from the Manager and incurs a rental expense (the “Rental Expense”).
On February 14, 2023, the Company entered into memoranda of agreement with companies affiliated with members of the family of the Company’s Chief Executive Officer for the acquisition of the vessels “Glorieuse” and “Eco Wildfire” for a total consideration of $35.5 million (Note 4). The vessels were delivered to the Company on March 27, 2023 and March 28, 2023, respectively. The aggregate purchase price of $18,500,000 of the vessel Glorieuse comprised of $8,500,000 in cash and 13,875 Series C Cumulative Convertible Perpetual Preferred Shares (“Series C Preferred Shares”) (Note 8).
On June 21, 2023, the Company completed the
Spin-off
(Note 1), and received 600,000 Series A Perpetual Convertible Preferred shares of C3is, having a liquidation preference of $25 per share and a par value of $0.01 per share. The Company is the holder of all of the issued and outstanding Series A Perpetual Convertible Preferred shares of C3is (Note 1). The Series A Perpetual Convertible Preferred shares do not have voting rights. The Series A Perpetual Convertible Preferred are convertible into common stock of C3is at the Company’s option at any time and from time to time on or after the date that is the date 90 days following the issuance date, at a conversion price equal to 150% of the VWAP of C3is common shares over the five consecutive trading day period commencing on the issuance date. The conversion price will be adjusted to the lowest price of issuance of common stock by C3is in any registered offering of common stock of C3is after the original issuance of Series A
Perpetual
Convertible Preferred Shares. Furthermore, Imperial is entitled to receive cumulative cash dividends, at the annual rate of 5.00% on the stated amount of $25 per share, of the 600,000 Series A Perpetual Convertible Preferred shares, receivable quarterly in arrears on the 15 th
day of January, April, July and October in each year, subject to C3is’s Board of Directors approval. As the first cash dividend will be received on the 15 th
day of each October, the Company recognized for the period from June 21, 2023 to June 30, 2023, the amount of $20,833, which is presented in ‘Dividend income from related party’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income.
As there was no observable market for the Series A Perpetual Convertible Preferred shares, these were recorded at $12,636,000 (Note 6), being the fair value of the shares determined through Level 2 inputs of the fair value hierarchy by taking into consideration a third-party valuation based on the income approach taking into account the present value of the future cash flows the Company expects to receive from holding the equity instrument.
As of June 30, 2023, the aggregate value of investments in C3is amounted to $12,656,833, including $20,833 of accrued dividends and are separately presented as ‘Investment in related party’ in the accompanying unaudited condensed consolidated balance sheet. As of June 30, 2023, the Company did not identify any indications for impairment or any observable prices for identical or similar investments of the same issuer.
The amounts charged by the Company’s related parties comprised the following:

		For the six-month periods ended June 30,
	Location in statement of comprehensive income	2022	2023
Management fees	Management fees – related party	341,625	871,640
Brokerage commissions	Voyage expenses – related party	203,462	1,546,799
Superintendent fees	Vessels’ operating expenses – related party	—	1,000
Crew management fees	Vessels’ operating expenses – related party	37,500	153,333
Executive compensation	General and administrative expenses	105,200	198,000
Commissions – vessels purchased	Vessels, net	778,000	355,000
Rental expense	General and administrative expenses	—	32,642
The related party balance with C3is Inc., mainly
relates
to collections received net of payments made on behalf of the Company relating to the vessels contributed
, was a payable of $37,042 at June 30, 2023 (2022: nil). The related party balance with Flawless Management Inc., an affiliate of the Company where Imperial’s CEO is the sole stockholder, relates to the accrued dividend for the Series C Preferred Shares, was a payable of $185,000 at June 30, 2023 (2022: nil). The related party receivable balance with European Institute of Regional Investments Inc. mainly relating to collections received on behalf of the Company was nil as at June 30, 2023 (2022: $146,708). The current account balance with the Manager at June 30, 2023 was a liability of $269,414 (2022: $3,016,438). The liability mainly represents payments made by the Manager on behalf of the Company.

4.	Vessels, net
An analysis of vessels, net is as follows:

	Vessel Cost	Accumulated depreciation	Net book value
Balance as at January 1, 2023	$350,393,448	$(124,042,367)	$226,351,081

Acquisitions and improvements	36,606,932	—	36,606,932

Impairment loss	(10,894,125)	1,898,102	(8,996,023)

Depreciation for the period	—	(8,690,061)	(8,690,061)

Spin-off of drybulk carriers (Note 1)	(28,500,000)	—	(28,500,000)

Balance as at June 30, 2023	$347,606,255	$(130,834,326)	$216,771,929

The additions during the
six-month
period ended June 30, 2023 mainly relate to the acquisition of vessels “Glorieuse” and “Eco Wildfire” (Note 3).
As of December 31, 2022 and June 30, 2023, the Company performed an impairment review of its vessels, due to the prevailing conditions in the shipping industry. As undiscounted net operating cash flows exceeded each vessel’s carrying value, no impairment was recorded.

5.	Long-term Debt
Long-term debt consists of the following:

	As of December 31,	As of June 30,
	2022	2023
Term loan
Issued in November 2021 maturing in November 2026 (“term loan A”)	$23,196,000	$—
Issued in September 2022 maturing in September 2026 (“term loan B”)	16,450,000	—
Issued in November 2022 maturing in November 2027 (“term loan C”)	30,792,500	—
Total long-term debt	70,438,500	—

Less: Deferred finance charges	474,039	—

Total long-term debt, net	69,964,461	—

Less: Current portion of long-term debt	10,324,000	—

Add: Current portion of deferred loan and financing arrangements issuance costs	147,462	—

Long-term debt, net	$59,787,923	$—

Details of the Company’s term loans are discussed in Note 5 of the 2022 Consolidated Financial Statements.
On March 10, 2023, the Company prepaid $23.2 million representing the then outstanding balance of the term loan A using cash on hand and the related mortgage of the vessels “Magic Wand”, “Clean Thrasher”, “Clean Sanctuary” and “Stealth Berana” was released.
During the
six-month
period ended June 30, 2023, the Company repaid the amount of $1.4 million in line with the amortization schedule of the term loans B and C, and then proceeded with their full prepayment as follows:
On April 7, 2023, the Company prepaid $30.0 million representing the then outstanding balance of the term loan C using cash on hand and the related mortgage of the vessels “Suez Enchanted” and “Suez Protopia” was released.
On April 2
5
, 2023, the Company prepaid $15.9 million representing the then outstanding balance of the term loan B using cash on hand and the related mortgage of the vessels “Clean Nirvana” and “Clean Justice” was released.
For the
six-month
periods ended June 30, 2023 and 2022 interest expense amounted to $1,271,409 and $362,365, respectively, and the weighted average interest rate of the Company’s term loans was 7.55% and 1.45%, respectively.

6.	Fair Value of Financial Instruments and Concentration of Credit Risk
Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, time deposits, trade and other receivables, trade accounts payable, balances with related parties and accrued liabilities. The Company limits its credit risk with respect to accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its trade accounts receivable. The Company places its cash and cash equivalents, time deposits with high credit quality financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions.
Fair Value Disclosures:
 The Company has categorized assets and liabilities recorded at fair value based upon the fair value hierarchy specified by the guidance. The levels of fair value hierarchy are as follows:
Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.
The carrying values of cash and cash equivalents, time deposits, trade and other receivables, trade accounts payable, balances with related parties other than investment in related party and accrued liabilities are reasonable estimates of their fair value due to the short term nature of these financial instruments. Cash and cash equivalents are considered Level 1 items as they represent liquid assets with short-term maturities. Investment in related party was initially measured at fair value which is deemed to be the cost and subsequently assessed for the existence of any observable market for the Series A Perpetual Convertible Preferred Shares and any observable price changes for identical or similar investments as well as the existence of any indications for impairment. As per the Company’s assessment no such case was identified as at June 30, 2023.

	June 30, 2023	Significant other observable inputs (Level 2)	Total gain/ (loss)
Non-recurring fair value measurements
Investment in related party (Note 3)	12,636,000	12,636,000	—
Total investment in related party	$12,636,000	$12,636,000	—
The valuation methodology applied comprised the bifurcation of the value of the Series A Perpetual Convertible Preferred shares in three components namely, the “straight” preferred stock component, the embedded option component and the control premium component. The mean of the sum of the three components was used to estimate the value for the Series A Perpetual Convertible Preferred shares at $12,636,000. The valuation methodology and the significant other observable inputs used for each component are set out below:

	Valuation technique	Significant other observable input	Values
“Straight” Preferred Stock component	Discounted Cash Flow Model	- Weighted average cost of capital	13%

Embedded Option component	Black & Scholes	- Volatility - Risk-free rate - Weighted average cost of capital - Strike price - Share price (based on the first 5 trading days volume weighted average)	78 4 13 $ 3.50 $ 2.33	% % %

Control Premium Component	Discounted Cash Flow Model	- Control premium -Weighted average cost of capital	12 13	% %

7.	Stockholders’ Equity
Details of the Company’s common stock and preferred stock are discussed in Note 8 of the 2022 Consolidated Financial Statements and are supplemented by the below new activities in the six-month
period ended June 30, 2023.
Common Shares:

i)	NASDAQ Notification
On June 17, 2022, the Company received a written notification from the NASDAQ Stock Market, indicating that because the closing bid price of the Company’s common stock for 30 consecutive business days, from May 5, 2022 to June 16, 2022, was below the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Capital Market, the Company was not in compliance with Nasdaq Listing Rule 5550(a)(2). Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the applicable grace period to regain compliance was 180 days, or until December 14, 2022. In December 2022, the Company received formal notification from the Listing Qualification Department of the Nasdaq Stock Market notifying the Company that it has been granted an additional
180-day
compliance period, or until June 12, 2023, to regain compliance with the minimum $
1.00
bid price per share requirement of Nasdaq’s Marketplace Rule 5550(a)(2). At the opening of trading on April 28, 2023, following an approval from the Company’s Board of Directors, the Company effected
1-for-15
reverse stock split of the Company’s common stock. On May 16, 2023 the Company regained compliance with Nasdaq Listing Rule 5550(a)(2) concerning the minimum bid price of the Company’s common stock (Note 1).

ii)	Equity Offerings
During the
six-month
period ended June 30, 2023, the Company completed a public offering of 3,287,062 shares of common stock resulting in gross proceeds of $12,095,253, or $11,896,666 in net proceeds.

iii)	Warrants
As of June 30, 2023, none of remaining warrants were exercised. The number of remaining warrants was adjusted to reflect the
1-for-15
reverse stock split on April 28, 2023. As such, as of June 30, 2023, the number of common shares that can potentially be issued under each outstanding warrant are:

Warrant	Shares to be issued upon exercise of remaining warrants
Class A	2,867
Class B	786,800
Class C	5,218,591
Class D	2,076,667

Total	8,084,925

An aggregate of 291,194 additional common shares are potentially issuable upon exercise of the February 2022, March 2022 and May 2022 Representative Purchase Warrants.
Preferred Shares:
Aggregate dividends of $0.9 million were paid on the Company’s 795,878 Series A Preferred Shares during the six months ended June 30, 2023.

8.	Mezzanine equity
On February 17, 2023, the Company entered into a Share Purchase Agreement with Flawless Management Inc. (Note 3) and sold to Flawless Management Inc. 13,875 newly issued Series C Cumulative Convertible Perpetual Preferred Shares (“Series C Preferred Shares”) having a liquidation preference of one thousand dollars ($1,000) per share (“the Liquidation Preference”). The Series C Cumulative Convertible Perpetual Preferred Shares were used as a partial consideration for the acquisition of the Handysize drybulk carrier “Glorieuse” (Note 4) from an affiliated company.

Each holder of Series C Preferred Shares, at any time and from time to time on or after the date that is the date immediately following the six-month
anniversary of February 17, 2023, may elect to convert, in whole or in part, its Series C Preferred Shares into shares of common stock at a rate equal to the Series C Liquidation Preference, plus the amount of any accrued and unpaid dividend thereon to and including the conversion date, divided by the lower of (1) $7.50 and (2) the
Ten-Day
VWAP, subject to adjustment from time to time, provided, that, the conversion price shall not be less than $1.50. If the Company shall, at any time or from time to time, pay a stock dividend or otherwise makes a distribution or distributions on its shares of common stock or any other equity or equity equivalent securities payable in shares of common stock, or effect a subdivision or split of the outstanding common shares, the conversion price in effect immediately before such stock dividend or distribution, subdividision or split shall be proportionately decreased and, conversely, if the Company shall, at any time or from time to time, effect a combination (including by means of a reverse stock split) of the outstanding shares of common stock the conversion price in effect before such combination shall be proportionately increased. Following the reverse stock split on April 28, 2023 (Note 1), the conversion price was adjusted to reflect the
1-for-15
reverse stock split.
The holder of the Series C Preferred Shares shall be entitled to receive dividends from time to time out of any assets of the Company legally available for the payment of dividends at a rate equal to 5.00% per annum when, as, and if declared by the Board of Directors. Dividends, to the extent declared to be paid by the Company, shall be paid quarterly on each January 15, April 15, July 15 and October 15 of each year commencing on July 15, 2023. Dividends on the Series C Preferred Shares shall be payable based on a
360-day
year consisting of twelve
30-day
months. The dividend rate of 5.00% per annum is not subject to adjustment. As of June 30, 2023, the Company accrued dividend of $185,000 on the Company’s 13,875 Series C Preferred Shares that are payable to Flawless Management Inc. on July 15, 2023 (Note 3).
The Series C Preferred Shares are redeemable upon a change in control, which is defined as the acquisition by any “person” or “group” of beneficial ownership through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of the Company’s shares entitling that person or group to exercise more than 50% of the total voting power of all of the Company’s shares entitled to vote generally in elections of directors. The occurrence of the above events is not solely in the control of the Company, and hence Series C Preferred Shares has been classified in Mezzanine equity as per ASC
480-10-S99
“Distinguishing liabilities from Equity – SEC Materials”. The Series C Preferred Shares were recorded at $10.0 million at initial recognition representing the acquisition price of the vessel Glorieuse amounting to $18,5 million less the cash consideration of $8.5 million. The acquisition price of the vessel, which approximated its fair value as determined by an independent broker, was used for the determination of the fair value of the mezzanine equity, since it was more clearly evident and, thus, more reliably measurable than the fair value of the Series C Preferred Shares issued. The Company concluded that since the occurrence of the change in control events is not probable, it is not probable that the Series C Preferred Shares will become redeemable and no subsequent adjustment has been made in the amount presented in temporary equity in accordance with ASC
480-10-S99.

9.	Equity Compensation Plan
Details of the Company’s equity compensation plan (the “Plan”) are discussed in Note 14 of the 2022 Consolidated Financial Statements and are supplemented by the below new transactions in the six-month
period ended June 30, 2023.
On March 21, 2023, the Company granted $715,000 worth of shares of the Company’s common stock under the Plan to certain of the Company’s employees. The number of shares awarded was determined based on the closing price on
the grant date i.e. March 21, 2023 which was equal to $2.55. 140,196 of the restricted shares vested on July 17, 2023 and the remaining 140,196 of the restricted shares will vest on July 17, 2024.
On May 15, 2023, the Company granted 547,550 restricted shares of common stock pursuant to the Plan to the Company’s CEO. The fair value of each share on the grant date was $3.48. 273,775 of the restricted shares will vest on May 15, 2024 and the remaining 273,775 of restricted shares will vest on May 15, 2025.
The related expense for shares granted to the Company’s CEO and certain of the Company’s employees for the six-month
periods ended June 30, 2023 and 2022, amounted to $1,091,189 and $nil, respectively, and is included under general and administration expenses.
The unrecognized cost for the
non-vested
shares granted to the Company’s CEO and certain of the Company’s employees as of June 30, 2023 and December 31, 2022 amounted to $2,414,030 and $882,744, respectively. On June 30, 2023, the weighted-average period over which the total compensation cost related to non-vested
awards granted to the Company’s CEO and certain of the Company’s employees not yet recognized is expected to be recognized is 2.37 years.

10.	(Loss)/Earnings per share
The Company calculates basic and diluted loss/earnings per share as follows:

	For the six-month periods ended June 30,
	2022	2023
Numerator
Net income	304,101	52,550,587
Less: Cumulative dividends on Series A Preferred Shares	(870,492)	(870,494)
Less: Cumulative dividends on Series C Preferred Shares	—	(185,000)
Less: Deemed dividend on warrant inducement	(2,943,675)	—
Less: Undistributed earnings allocated to non-vested shares	—	(977,828)

Net (loss)/ income attributable to common shareholders, basic	(3,510,066)	50,517,265
Add: Undistributed earnings allocated to non-vested shares	—	977,828
Add: Cumulative dividends on Series C Preferred Shares	—	185,000
Less: Undistributed earnings re-allocated to non-vested shares	—	(862,466)

Net (loss)/ income attributable to common shareholders, diluted	(3,510,066)	50,817,627

Denominator
Weighted average number of shares outstanding, basic	4,359,423	15,940,369
Weighted average number of shares outstanding, diluted	4,359,423	18,113,785

(Loss)/ Earnings per share, basic	(0.81)	3.17
(Loss)/Earnings per share, diluted	(0.81)	2.81

As of June 30, 2023, diluted earnings per share reflects the potential dilution from conversion of outstanding Series C Preferred Shares (Note 8) calculated with the “if converted” method by using the average closing market price over the reporting period. Securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, because to do so would have anti-dilutive effect, are any incremental shares of unexercised warrants, calculated with the treasury stock method
. As of June 30, 2023, the aggregate number of unexercised warrants were 8,376,119 including Representative Purchase Warrants (Note
7)
.
As of June 30, 2022, securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, because to do so would have anti-dilutive effect, are any incremental shares of unexercised warrants, calculated with the treasury stock method.

11.	Revenues
The amounts in the accompanying unaudited condensed consolidated statements of comprehensive income are analyzed as follows:

	For the six-month periods ended June 30,
	2022	2023
Time charter revenues	8,937,026	18,384,522
Bareboat revenues	1,388,990	—
Voyage charter revenues	5,950,928	105,363,659
Other income	187,705	717,141

Total	16,464,649	124,465,322

The amount of revenue earned as demurrage relating to the Company’s voyage charters for the six-month
periods ended June 30, 2022 and 2023 was $0.4 million and $7.5 million, respectively and is included within “Voyage charter revenues” in the above table.
As of December 31, 2022 and June 30, 2023, receivables from the Company’s voyage charters amounted to $6.1 million and $9.0 million, respectively.
As of December 31, 2022 and June 30, 2023, the Company recognized $240,002 and $376,132, respectively, of contract fulfillment costs which mainly represent bunker expenses incurred prior to commencement of loading relating to the Company’s voyage charters. These costs are recorded in “Other current assets” in the unaudited condensed consolidated balance sheets.
As of December 31, 2022 and June 30, 2023, revenues relating to undelivered performance obligations of the Company’s voyage charters amounted to $15.0 million and $5.9 million, respectively. The Company recognized the undelivered performance obligation as of June 30, 2023 as revenues in the third quarter of 2023 and the undelivered performance obligation as of December 31, 2022 as revenues in the first quarter of 2023.

12.	Commitments and Contingencies

•
From time to time the Company expects to be subject to legal proceedings and claims in the ordinary course of its business, principally relating to personal injury and property casualty claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. Currently, the Company is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited consolidated financial statements.

•
Future minimum contractual charter revenues, gross of commissions, based on vessels committed to non-cancellable,
time and bareboat charter contracts as of June 30, 2023, amount to $326,250 during the twelve months ending June 30, 2024.

13.	Subsequent events
In July 2023, the Company concluded a memorandum of agreement for the disposal of the vessel “Stealth Berana” to C3is, an affiliated party, for $43,000,000.
The vessel was delivered to her new owners in July 2023. The Company disposed the vessel “Stealth Berana” as the agreed selling price was a suitable opportunity for the Company.
In August 2023, the Company completed an underwritten public offering of 8,499,999 units, each unit consisting of (i) one share of common stock of the Company or one pre-funded
warrant and (ii) one Class E Warrant to purchase one share of common stock at an exercise price of $2.00 per share. The offering resulted in gross proceeds to the Company of $17 million.
In September 2023, the Company entered into an agreement with affiliated parties
to acquire two tanker vessels at an aggregate purchase price of $71 million. In addition, the Company’s Board of Directors approved a share repurchase program and authorized the officers of the Company to repurchase, from time to time, up to $10,000,000 of the Company’s common stock.